

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 27, 2010

Mr. Brent L. Larson
Chief Financial Officer
Neoprobe Corporation
425 Metro Place North, Suite 300
Dublin, Ohio 43017-1367

      RE: **Neoprobe Corporation**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 31, 2010
              File No. 0-26520

Dear Mr. Larson:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                              Sincerely,

                              Jeffrey Jaramillo
                              Accounting Branch Chief